FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2005

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

                 Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

            Vice President, Corporate Development

Date:

June 7, 2005

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	43,006,174
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	43,006,174

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,324,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

				SUBTOTAL	0

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		3,324,500
	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			2,902,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			2,902,000

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			52,500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			52,500

All information reported in this Form is for the month of May, 2005

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	June 6, 2005

SOUTHWESTERN IMPLEMENTS NEW SHARE PURCHASE PROGRAM

May 25, 2005

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) today announced its intention to acquire up to 2,000,000 shares of the Company. As The Toronto Stock Exchange (the “Exchange”) has accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid, purchases may occur between May 27, 2005 and May 26, 2006.

Management is of the opinion that the shares of Southwestern are undervalued in the current market and current share prices do not reflect its strong balance sheet and portfolio of highly prospective exploration properties. Shares acquired by the Company under the Normal Course Issued Bid will be cancelled.

All common shares purchased by the Company under the Issuer Bid will be effected through the facilities of the Exchange and will be surrendered by the Company to its transfer agent for cancellation. The Company is limited, pursuant to the policies of the Exchange on issuer bids, to purchase not more than 860,123 shares (2% of the Company’s 43,006,174 outstanding shares) during any 30-day period.  Shares purchased pursuant to the Normal Course Issuer Bid by the Company will be acquired at a price that is not higher than the last independent trade of a board lot of common shares of the Company.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

May 25, 2005

ITEM 3.

PRESS RELEASE

Issued May 25, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer pleased to announce its intention to acquire up to 2,000,000 shares of the Company. As The Toronto Stock Exchange (the “Exchange”) has accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid, purchases may occur between May 27, 2005 and May 26, 2006.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone: (604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 26th day of May 2005.

SOUTHWESTERN IMPLEMENTS NEW SHARE PURCHASE PROGRAM

May 25, 2005

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) today announced its intention to acquire up to 2,000,000 shares of the Company. As The Toronto Stock Exchange (the “Exchange”) has accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid, purchases may occur between May 27, 2005 and May 26, 2006.

Management is of the opinion that the shares of Southwestern are undervalued in the current market and current share prices do not reflect its strong balance sheet and portfolio of highly prospective exploration properties. Shares acquired by the Company under the Normal Course Issued Bid will be cancelled.

All common shares purchased by the Company under the Issuer Bid will be effected through the facilities of the Exchange and will be surrendered by the Company to its transfer agent for cancellation. The Company is limited, pursuant to the policies of the Exchange on issuer bids, to purchase not more than 860,123 shares (2% of the Company’s 43,006,174 outstanding shares) during any 30-day period.  Shares purchased pursuant to the Normal Course Issuer Bid by the Company will be acquired at a price that is not higher than the last independent trade of a board lot of common shares of the Company.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

FIRST QUARTER REPORT

for the three months ended March 31, 2005

SOUTHWESTERN 05

M A N A G E M E N T ' S    D I S C U S S I O N    A N D   A N A L Y S I S

M A R C H   3 1 ,   2 0 0 5   A N D   2 0 0 4

G E N E R A L

The following Management's Discussion and Analysis of Southwestern Resources Corp. (the "Company" or "Southwestern"), dated as at May 2, 2005, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2004.

Southwestern is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

O V E R A L L   P E R F O R M A N C E

During the year ended December 31, 2004, the Company raised gross proceeds of $40.8 million by issuing 2,300,000 common shares at a price of $17.75 per share and an additional $3.3 million pursuant to the exercise of stock options. The funds raised are being used to continue the extensive drilling program on the Boka Gold Project, to fund the Company's projects in Peru, and for general working capital.

During the first quarter of 2005, the Company's exploration focused on its Boka Gold Project in

China and the Liam Project in Peru.

H i g h l i g h t s

B o k a   G o l d  P r o j e c t , C h i n a

  Nine diamond drill rigs operating at Boka 1 continue to define wide zones of gold mineralization.
  Drilling highlights include the following intersections

  52.80 metres of 3.5 grams per tonne gold in hole B04-60

  68.70 metres of 3.6 grams per tonne gold in hole B04-62

  65.50 metres of 4.3 grams per tonne gold in hole B04-65

  28.55 metres of 9.3 grams per tonne gold in hole B04-76

Southwestern Resources Corp. 1

  The strike length of Boka 1 is 1,200 metres confirmed by drilling with a downdip extent of 350 metres and is open in all directions.

L i a m   G o l d - S i l v e r   P r o j e c t ,   P e r u

  Discovery of three new high sulphidation gold zones.
  Detailed induced polerization survey completed at Cerro Queshca.
  Second phase of drilling commences at Cerro Queshca.
  Permitting process started for drill programs at Careli, Astana and Farallon.
  Mineralization at Cerro Crespo and Cerro Queshca amenable to heap leach.

B o k a   G o l d   P r o j e c t , C h i n a

The Company's principal property is the Boka Gold Project in Yunnan Province, China which Southwestern acquired in late 2002 and where an extensive drilling program is presently under way. The Boka Gold Project covers an area of 163 square kilometres of exploration concessions and mining leases located about 265 kilometres, by road, north of the capital city of Kunming in northern Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp which has been mined continuously since the 1950's.

The Company has earned a 90% interest in the joint venture company, Yunnan Gold Mountain Mining Co. Ltd., which holds the Boka concessions, by contributing a total of $4,010,000 to the joint venture company and making a payment of US$1.7 million to Team 209 of the Nuclear Industry of Yunnan Province ("Team 209"), the joint venture partner. Team 209 retains a 10% carried interest in the joint venture company.

Exploration work focused on drilling the Boka 1 Gold Zone on 100 metre by 50 metre spacing, extensive soil sampling, structural mapping and follow-up trenching and tunnelling on gold in soil anomalies.

As of the end of April 2005, a total of 94 diamond drill holes had been completed on the Boka Project, the majority of which are at the Boka 1 Gold Zone. Nine diamond rigs are operating with the main objective to have a reasonable drill spacing to calculate resources at the Boka 1 Gold Zone. Drill results have confirmed good lateral and downdip continuity of the gold mineralization which has now been confirmed along strike for 1,200 metres and downdip for 350 metres. The Boka 1 Gold Zone is open in all directions. Wide intersections of gold mineralization in the latest results include 52.8 metres of 3.5 grams per tonne gold in hole B04-60, 68.7 metres of 3.6 grams per tonne gold in hole B04-62, 65.5 metres of 4.3 grams per tonne gold in hole B04-65 and 28.55 metres of 9.3 grams per tonne gold in hole B04-76.

In December 2004, the Company received from Hatch Engineering a preliminary engineering study on the Boka Project. This study has been expanded to include a resource calculation at Boka 1, detailed evaluation of logistics including infrastructure, power, water and tailings disposal, ore processing flow-sheet, optimization of open pit design and preliminary investigation into options for underground mining.

2 Southwestern Resources Corp.

Follow-up of several significant gold in soil anomalies resulted in the discovery of extensive areas of artesianal workings previously unknown. The main workings are in the southwest corner of the joint venture company leases adjacent to the Dongchuan Copper Camp. An extensive program of trenching and rock chip sampling has been initiated to evaluate these mineralized areas.

L i a m   G o l d - S i l v e r   P r o j e c t ,   P e r u

The Company's main property in Peru, the Liam Gold-Silver Project, is located about 190 kilometres northwest of the city of Arequipa.

In November 2003, the Company executed a formal joint venture agreement with Newmont Peru Limited ("Newmont") pursuant to which Newmont is earning a 50% interest in the Company's 100% owned Liam Core Area covering 3,500 hectares by spending US$5 million over a three year period, including a minimum expenditure of US$1 million and 5,000 metres of drilling in each year. Newmont has the option to earn an additional 10% by producing a positive feasibility study and a further 10% by funding all costs to place the Property into commercial production.

In addition, Newmont and Southwestern executed the Liam Regional Joint Venture Agreement under which both parties contributed exploration concessions covering a total of 81,789 hectares, which has now been expanded to 91,195 hectares. Southwestern is the operator of the Liam Regional Joint Venture and each party is funding 50% of the initial US$5 million of expenditures over a five year period.

The Joint Venture Partners completed aggressive exploration programs on both the Liam Core Area and Liam Regional Area during the first quarter. On the Liam Core Zone, Newmont completed the drill program at Cerro Crespo and the first phase of drilling at Cerro Queshca. A total of 8,000 metres of drilling has been completed. A second phase of drilling has been initiated at Cerro Queshca and will focus on an 800 metre long zone to test below volcanic fragmental rocks which overlie the gold bearing crystal tuff in this part of the Liam Core Area. The crystal tuff does not outcrop to the east of Zone 6 and a detailed induced polarization geophysical survey was completed to help target the crystal tuff below overburden.

In the Liam Regional Area, several important zones of outcropping gold-silver mineralization are in the permitting stage for drilling. These include the Careli, Astana and Farallon zones. It is anticipated that drilling will commence in the second quarter of 2005.

O t h e r   P r o j e c t s

An aggressive drilling program is planned to upgrade and expand resources at Accha including outlining of further resources at Azulcancha and Capayocc which are part of the Accha Project. All of these areas are in the permitting stage and drilling is anticipated to commence in the second quarter of 2005.

With the rebound in zinc prices, management of the Company has approved a pre-feasibility study on the Accha-Yanque Zinc Belt. This study was initiated in the first quarter of 2005 and is expected

Southwestern Resources Corp. 3

to take eight months to complete. The Company has retained an independent engineer to oversee all aspects of the feasibility study.

The Company also has a number of other key projects in Peru including Antay and Poracota, and-holds equity interests in a number of junior mining companies involved in gold, base metals and diamond exploration in Canada and China. The aggregate market value of these investments at March 31, 2005 was $8.2 million (see note 5, "Investments" in the notes to consolidated financial statements).

R E S U LT S  O F  O P E R A T I O N S

The consolidated loss for the periods ended March 31, 2005 and 2004 was $2.3 million or $0.05 per share and $11.8 million or $0.30 per share, respectively, reflecting a decrease of $9.5 million from the previous period.

The key component of the loss in both periods was stock-based compensation expense amounting to $1.4 million in March 2005 and $11.6 million in March 2004. A total of 386,500 options was granted of which 259,000 vested in the current period (March 2004 - 1,624,000).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and does not affect the Company's equity nor is the Company required to make any payments for such transactions (see "Critical Accounting Policies and Estimates").

General and administrative expenses remained relatively unchanged from the previous period and are comprised of salaries and consulting fees, shareholder information expense, as well as office and travel expenses.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense was slightly higher in 2005 due to increased general reconnaissance work being conducted in China and Peru.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The foreign exchange gain recorded for the three months ended March 31, 2005 reflects, on average, a weaker Canadian dollar since December 31, 2004.

Interest and other income increased by $111,000 for the period ended March 31, 2005 compared to the same period in 2004 due to a larger treasury. The increase in interest income was partially offset by a reduction in management fees charged to affiliated companies.

The Company holds an equity interest in Aurora Platinum Corp. ("Aurora") and Superior Diamonds Inc. ("Superior"). During the three month period ended March 31, 2005, the Company recorded a loss of $66,000 as its equity in the operations of affiliated companies compared with

4 Southwestern Resources Corp.

gains of $122,000 during the same period in 2004. The loss recorded in the current period relates to the Company's share of losses recorded by Aurora ($9,000) and Superior ($57,000). There was no dilution in the Company's interest in affiliated companies for the period ended March 31, 2005. However, a dilution gain of $537,000 was recorded for the same period in 2004.

Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

S U M M A R Y   O F   Q U A R T E R LY   R E S U L T S

(All numbers are in thousands except per share amounts)

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
FISCAL QUARTER ENDED	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004

INTEREST AND OTHER INCOME	305	342	311	280
NET LOSS	(2,332)	(1,238)	(1,375)	(4,085)
LOSS PER SHARE*	(0.05)	(0.02)	(0.02)	(0.10)

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
FISCAL QUARTER ENDED	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003

INTEREST AND OTHER INCOME	194	169	100	103
NET LOSS	(11,827)	(996)	(925)	(3,240)
LOSS PER SHARE*	(0.30)	(0.02)	(0.02)	(0.10)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters reflects a variation between the first quarter of 2005 and 2004 due to a reduction in stock-based compensation expense in 2005. There was also variation between the second quarter of 2004 and 2003 which was primarily due to the write off of certain non-core properties in Peru and Argentina.

As at March 31, 2005, there were 2,848,500 stock options outstanding of which 2,721,000 are exercisable. There are no warrants outstanding.

F I N A N C I A L   C O N D I T I O N ,   LI Q U I D I T Y   A N D   C A P I T A L   R E S O U R C E S

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at March 31, 2005 of $45.3 million compared with $48.3 million as at December 31, 2004.

Southwestern Resources Corp. 5

The decrease in working capital of $3.0 million is attributed to resource property expenditures of $2.5 million and operating expenditures of $0.9 million. This was partially offset by proceeds of $0.4 million from the exercise of stock options.

The carrying value of mineral properties increased by $2.5 million reflecting exploration expenditures of $2.4 million incurred on the Boka Gold Project and $0.5 million on other projects. These expenditures were partially offset by US$300,000 received from Buenaventura pursuant to the Poracota option agreement.

As a result of the Company's share of equity losses in affiliated companies, the total carrying value of investments decreased by $66,000.

The Company has commitments totalling $154,450 over two years (2005 - $99,290; 2006 - $55,160) pertaining to its leasehold obligations. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

C R I T I C A L    A C C O U N T I N G    P O L I C I E S   A N D   E S T I M A T E S

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

6 Southwestern Resources Corp.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

For the period ended March 31, 2005, total compensation expense of $1,393,420 (March 31, 2004 -$11,553,000) was calculated using the following weighted-average assumptions: no dividends are to be paid; expected volatility of 58% (March 31, 2004 - 47%); risk-free interest rate of 3.5% (March 31, 2004 - 5%) and expected life of 3.5 years (March 31, 2004 - 3.5 years). An alike amount is included in contributed surplus.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

R E L A T E D   PA R T Y   T R A N S A C T I O N S

During the three months ended March 31, 2005, the Company paid a total of $84,750 (March 31, 2004 - $331,415) in consulting and management fees to directors and companies controlled by John Paterson, President and CEO, Daniel Innes, Vice President, Exploration and to the Chair of the Company. Fees paid to Mr. Paterson and Mr. Innes are charged on a per diem basis while the Chair's compensation is based on a monthly fee of $10,000. The Company received management fees totalling $36,000 (March 31, 2004 - $48,000) from Aurora ($6,000 per month), Superior ($3,000 per month) and Lake Shore Gold Corp. ($3,000 per month). There is also an amount of $12,295 (December 31, 2004 - $17,006) due to Southwestern from the above-mentioned companies at March 31, 2005.

C O R P O R AT E   G O V E R N A N C E

The concept of corporate governance has become an integral part of every public company's day-to-day existence. The Company's Board of Directors follows recommended corporate guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of five individuals, three of whom are neither officers or employees of the Company and are unrelated in that they are independent of management. The audit committee is comprised of three directors who are independent of management. Two of the three audit committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information

Southwestern Resources Corp. 7

used internally and disclosed externally is complete and reliable. The Company has also undertaken the task of evaluating the internal controls and disclosure controls in order to comply with certification requirements of Sections 404 and 302 of the Sarbanes-Oxley Act.

R I S K S   A N D   U N C E R T A I N T I E S

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include share price volatility, uncertainty of additional financing, competition, title risks, political, environmental and insurance risks, fluctuations in mineral prices and foreign currencies, risks relating to statutory and regulatory compliance as well as political and economic uncertainty in developing countries. The specifics of the Company's "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

O U T LO O K

The Company expects to focus the majority of its exploration activities in China and Peru and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

A D D I T I O N A L   I N F O R M AT I O N

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2004 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

8 Southwestern Resources Corp.

CO N S O L I D A T E D   B A L A N C E   S H E E T S

U N A U D I T E D ($ in thousands)

A S AT	March 31, 2005	-	December 31, 2004

As s e t s
CURRENT

CASH AND CASH EQUIVALENTS	$45,984		$49,119
EXPLORATION ADVANCES AND OTHER RECEIVABLES	784		764

	46,768		49,883
PROPERTY, PLANT AND EQUIPMENT (note 3)	651		682
RESOURCE PROPERTIES (note 4)	26,135		23,587
INVESTMENTS (note 5)	7,762		7,827
NOTE RECEIVABLE (note 2)	200		200

	$81,516		$82,179

Li a b i l i t i e s
CURRENT

ACCOUNTS PAYABLE AND ACCRUED CHARGES	$1,493		$1,623

S h a re h o l d e r s ' E q u i t y
SHARE CAPITAL(note 6)	149,882		149,476
CONTRIBUTED SURPLUS	16,273		14,880
DEFICIT	(86,132)		(83,800)

	80,023		80,556

	$81,516		$82,179

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

JOHN G PATERSON                                                               JAMES B HUME

Southwestern Resources Corp. 9

C O N S O L I D A T E D    S T A T E M E N T S   O F   LO S S   AN D   D E F I C I T

U N A U D I T E D ($ in thousands)

F O R T H E T H R E E M O N T H S E N D E D M A R C H 3 1	2005	2004

Expenses
GENERAL AND ADMINISTRATIVE (note 9)	$862	$881
DEPRECIATION	8	9
FOREIGN EXCHANGE (GAIN) LOSS	(62)	20
GENERAL EXPLORATION	370	325

LOSS BEFORE UNDERNOTED ITEMS	(1,178)	(1,235)

INTEREST AND OTHER INCOME	305	194
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES (note 5)	-	537
GAIN ON SALE OF INVESTMENT (note 5)	-	108
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES (note 5)	(66)	122
STOCK-BASED COMPENSATION (note 6d)	(1,393)	(11,553)

NET LOSS FOR THE PERIOD	(2,332)	(11,827)

DEFICIT AT BEGINNING OF PERIOD	(83,800)	(65,275)

DEFICIT AT END OF PERIOD	$(86,132)	$(77,102)

LOSS PER SHARE - BASIC AND DILUTED	$(0.05)	$(0.30)

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING	42,871,063	40,066,218

See accompanying notes to consolidated financial statements

10 Southwestern Resources Corp.

CO N S O L I D A T E D   S T A T E M E N T S   O F  C A S H   F LO W S

U N A U D I T E D ($ in thousands)

F O R T H E T H R E E M O N T H S E N D E D M A R C H 3 1	2005	2004

Operating Activities
NET LOSS FOR THE PERIOD	$(2,332)	$(11,827)

ITEMS NOT INVOLVING CASH

DEPRECIATION	8	9
STOCK-BASED COMPENSATION	1,393	11,553
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	-	(537)
GAIN ON SALE OF INVESTMENT	-	(108)
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	66	(122)

	(865)	(1,032)

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:

DECREASE (INCREASE) IN EXPLORATION ADVANCES
AND OTHER RECEIVABLES	64	(18)

(DECREASE) INCREASE IN ACCOUNTS PAYABLE
AND ACCRUED CHARGES	(159)	168

	(960)	(882)

Investing Activities
RESOURCE PROPERTY EXPENDITURES	(2,566)	(4,100)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(15)	(320)
SALE OF INVESTMENT	-	149
INCREASE IN INVESTMENTS	-	(903)

	(2,581)	(5,174)

Financing Activity
SHARES ISSUED	406	39,712

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING
THE PERIOD	(3,135)	33,656
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	49,119	23,539

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$45,984	$57,195

CASH AND CASH EQUIVALENTS CONSIST OF:
CASH	$42,156	$32,671
SHORT-TERM INVESTMENTS	3,828	24,524

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$45,984	$57,195

See accompanying notes to consolidated financial statements

Southwestern Resources Corp. 11

N O T E S  T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

MARCH 31, 2005 AND 2004

(All tabular amounts are in thousands of dollars)

1.  S I G N I F I C A N T   A C C O U N T I N G P O L I C I E S

These consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2004 and should be read in conjunction with those annual consolidated financial statements and notes thereto.

2.  N OT E   R E C E I V A B LE

As at March 31, 2005, the Company had in place an unsecured promissory note receivable from Superior Diamonds Inc. ("Superior"), a company with directors in common, and in which Southwestern has an equity investment, in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum. Interest income of $3,000 (March 31, 2004 - $3,500) has been recorded during the period.

3.  P R O P E R T Y,  P L A N T   A N D   E Q U I P M E N T

			March 31, 2005	December 31, 2004

		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

OFFICE AND OTHER EQUIPMENT	$698	$552	$146	$150

COMPUTER EQUIPMENT	782	616	166	167

VEHICLES	893	554	339	365

	$2,373	$1,722	$651	$682

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $38,131 (March 31, 2004 - $31,203) during the period.

12 Southwestern Resources Corp.

4 . R E S O U R C E   P R O P E R T I E S

a)

	March 31, 2005	December 31, 2004

P e r u
PORACOTA	$3,896	$4,265
LIAM - CORE	2,472	2,459
LIAM - REGIONAL	1,091	1,042
BAMBAS WEST	690	690
ANTAY	690	660
OTHER	1,744	1,667

TOTAL PERU	10,583	10,783

C h i n a
BOKA	14,608	12,219
YUNNAN PROPHYRY	494	178
OTHER	450	407

TOTAL CHINA	15,552	12,804

TOTAL	$26,135	$23,587

b) For the period ended March 31, 2005, the significant expenditures were as follows:

	Boka	Liam Regional	Yunnan Porphyry	Other	Total

BALANCE, BEGINNING OF PERIOD	$12,219	$1,042	$178	$10,148	$23,587

PROPERTY ACQUISITION AND
MAINTENANCE	-	6	-	(309)	(303)
ANALYTICAL	79	2	67	17	165
GEOPHYSICS	-	-	-	-	-
GEOLOGY	337	44	249	23	653
DRILLING	1,837	(8)	-	-	1,829
RESEARCH	6	5	-	56	67
PROJECT ADMINISTRATION	130	-	-	7	137
PROPERTY COSTS WRITTEN OFF	-	-	-	-	-

	$14,608	$1,091	$494	$9,942	$26,135

Southwestern Resources Corp. 13

For the year ended December 31, 2004, the significant expenditures were as follows:

	Boka	Antay	Liam Regional	Other	Total

BALANCE, BEGINNING OF PERIOD	$3,760	$-	$96	$11,670	$15,526
PROPERTY ACQUISITION AND
MAINTENANCE	2,463	241	530	193	3,427
ANALYTICAL	320	35	29	19	403
GEOPHYSICS	17	48	-	30	95
GEOLOGY	1,183	242	320	563	2,308
DRILLING	4,192	-	-	52	4,244
RESEARCH	51	42	37	123	253
PROJECT ADMINISTRATION	233	52	30	209	524
PROPERTY COSTS WRITTEN OFF	-	-	-	(3,193)	(3,193)

	$12,219	$660	$1,042	$9,666	$23,587

5 . I N V E S T M E N T S

a)

			March 31, 2005

	Ownership	Carrying	Quoted Market
	%	Value	Value

SIGNIFICANTLY INFLUENCED AFFILIATES

AURORA PLATINUM CORP.	15.7	$5,914	$3,526
SUPERIOR DIAMONDS INC.	19.8	561	2,536

		6,475	6,062

OTHER

MAXY GOLD CORP.	11.3	970	1,542
JINSHAN GOLD MINES INC.	2.1	317	559

		$7,762	$8,163

			December 31, 2004

	Ownership	Carrying	Quoted Market
	%	Value	Value
SIGNIFICANTLY INFLUENCED AFFILIATES
AURORA PLATINUM CORP.	15.7	$5,922	$4,702
SUPERIOR DIAMONDS INC.	19.8	618	2,261

		6,540	6,963

OTHER

MAXY GOLD CORP.	11.3	970	1,455
JINSHAN GOLD MINES INC.	2.1	317	671

		$7,827	$9,089

14 Southwestern Resources Corp.

b)

Three months ended March 31, 2005		Three months ended March 31, 2004

Gain on Shares	Equity in Operations	Gain on Shares	Equity in Operations
Issued by Affiliated	of Affiliated	Issued by Affiliated	of Affiliated
Companies (i)	Companies (ii)	Companies (i)	Companies (ii)
AURORA PLATINUM CORP.	$-	$(9)	$385	$153
SUPERIOR DIAMONDS INC.	-	(57)	152	(31)

	$-	$(66)	$537	$122

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

(ii) Equity in operations of affiliated companies represents the Company's share of the net losses for the reporting period in a significantly influenced company.

6 . S H A R E   CA P I TA L

a) Authorized unlimited common shares without par value.

b) Issued and outstanding during the period:

	For the three months ended March 31, 2005		For the year ended December 31, 2004

	Number of Shares		Number of Shares
	Outstanding		Outstanding
	(000's)	Amount	(000's)	Amount

BEGINNING OF PERIOD	42,786	$149,476	39,122	$107,635
PUBLIC OFFERING	-	-	2,300	38,523
OPTIONS EXERCISED	220	406	1,364	3,318

END OF PERIOD	43,006	$149,882	42,786	$149,476

On March 4, 2004, the Company received gross proceeds of $40,825,000 pursuant to the issuance of 2,300,000 common shares at a price of $17.75 per share to a syndicate of underwriters. Total share issue costs amounted to $2,322,712. The Company expects to use the proceeds to fund its exploration programs in China and Peru, to generate new projects and to supplement working capital.

c ) S t o ck   O p t i o n s

Under the Company's stock option plan there were 2,848,500 options outstanding of which 2,721,000 are exercisable at March 31, 2005 with a weighted-average price of $12.84.

Southwestern Resources Corp. 15

FOR THE THREE MONTHS ENDED		March 31, 2005

		Weighted-
	Number of	Average
	Shares	Exercise
	(000's)	Price

OUTSTANDING AT BEGINNING OF PERIOD	2,702	$12.08
GRANTED	387	$12.00
EXERCISED/CANCELLED	(240)	$2.96

OUTSTANDING AT END OF PERIOD	2,849	$12.84

d ) S t o ck - B a s e d   C o m p e n s a t i o n

As a result of 386,500 stock options granted, of which 259,000 vested, during the three month period ended March 31, 2005, the Company recognized $1,393,420 (March 31, 2004 - $11,553,360) as stock-based compensation expense and included an alike amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $5.38 (March 31, 2004 - $14.23) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 58% (March 31, 2004 - 47%); risk-free interest rate of 3.5% (March 31, 2004 - 5%); and expected life of 3.5 years (March 31, 2004 - 3.5 years) .

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

7.  R E L A T E D P A R T Y   T R A N S A C T I O N S

During the three month period ended March 31, 2005 the Company paid remuneration to a director and to companies controlled by directors in the amount of $84,750 (March 31, 2004 - $331,415). The Company received management fees, which are recorded as other income, totalling $36,000 (March 31, 2004 - $48,000) from Aurora, Superior and Lake Shore Gold Corp. There is also an amount of $12,295 (December 31, 2004 - $17,006) due to Southwestern from the above-mentioned companies at March 31, 2005.

8.  S E G M E N T E D   I N F O R M A T I O N

I n d u s t r y   I n f o r m a t i o n

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

16 Southwestern Resources Corp.

G e o g r a p h i c   I n f o r m a t i o n

The Company's only sources of revenue for the three month period ended March 31, 2005 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations:

	March 31, 2005	December 31, 2004

PERU	$10,883	$11,099
CHINA	15,782	13,043
CANADA	8,083	8,154

	$34,748	$32,296

9 . G E N E R A L   A N D   A D M I N I ST R AT I V E

	Three months ended	Three months ended
	March 31, 2005	March 31, 2004

CONSULTING	$195	$354
SHAREHOLDER INFORMATION	147	119
OFFICE	218	181
LEGAL AND ACCOUNTING	60	40
TRAVEL	14	38
SALARIES AND BENEFITS	228	149

TOTAL	$862	$881

Southwestern Resources Corp. 17

SOUTHWESTERN RESOURCES CORP.

Telephone 604 669 2525
Fax 604 688 5175
info@swgold.com
www.swgold.com
SWG – TSX